UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 0-24649

REPUBLIC BANCORP INC. 401(K) RETIREMENT PLAN

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN
Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2013 and 2012

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2013 and 2012

Crowe Horwath LLP

Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp Inc. 401(k) Retirement Plan

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Louisville, Kentucky

June 30, 2014

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 and 2012

	December 31,
	2013	2012

Assets:
Investments at fair value:
Republic Bancorp, Inc. Common Stock (Class A and B)	$5,180,247	$3,225,410
Mutual funds	39,244,235	28,327,318
Guaranteed interest contract	6,714,444	5,799,179
Participant self-directed brokerage accounts:
Republic Bancorp, Inc. Common Stock (Class A and B)	1,721,486	1,059,492
Other stocks	2,223,961	1,730,721
Mutual funds	1,527,579	2,256,478
Total investments, at fair value	56,611,952	42,398,598

Contribution receivable from Employer	40,514	507,331

Net assets available for benefits	$56,652,466	$42,905,929

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 and 2012

	Years Ended December 31,
	2013	2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$7,513,061	$2,502,235
Interest and dividends	1,140,170	1,140,145
Total investment income	8,653,231	3,642,380

Contributions:
Employer	1,619,565	1,931,467
Participants’	3,018,856	2,685,772
Rollover	3,455,605	18,793
Total contributions	8,094,026	4,636,032

Total additions	16,747,257	8,278,412

Deductions from net assets attributed to:
Benefits paid to participants	2,837,353	3,437,052
Administrative expenses	163,367	175,751
Total deductions	3,000,720	3,612,803

Net increase	13,746,537	4,665,609

Net assets available for benefits:
Beginning of year	42,905,929	38,240,320

End of year	$56,652,466	$42,905,929

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 — PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all eligible employees of the Company.  In 2012, Employer matching contributions began immediately upon eligibility to participate in the plan. Eligibility requirements to participate in the Plan through December 31, 2013 included a minimum 21 years of age and 30 days of service. Effective January 1, 2014, the Company amended the Plan to remove the age and service requirements, with all employees prospectively eligible for Plan participation as soon as administratively feasible following their date of hire.

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. For the year ended December 31, 2013, no discretionary bonus match was awarded. The discretionary bonus match awarded for the year ended December 31, 2012 was approximately $446,000.

The Company discretionary bonus match, if applicable, is awarded to eligible participants actively participating during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, any applicable Employer matching or bonus contribution and an allocation of plan earnings. Each participant’s account is also charged with withdrawals and an allocation of administrative expenses. Forfeitures of terminated participants’ non vested accounts are used to offset Plan expenses (including the Employer contributions). Income is allocated on a basis proportional to account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death and Disability:  Participants are entitled to 100% of their account balance upon retirement, death or disability.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 — PLAN DESCRIPTION (Continued)

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the remainder of their accounts, including Company contributions plus earnings thereon, after two years of employment.

Payment of Benefits:  On termination of service, a participant receives a lump-sum amount equal to the value of their vested interest in the account. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent. In addition, balances between $1,000 and $5,000 are automatically rolled over into an IRA product and balances under $1,000 are automatically distributed in a cash lump sum payment.

Investment Options:  All investment accounts are participant directed to either a) investments offered through the Plan or b) other permissible investments by way of participant self-directed brokerage accounts (“Self-Directed”). Employer matching and bonus contributions are allocated ratably based on each participant’s contribution to their investment options.

Investments offered through the Plan include a guaranteed interest account, certain mutual funds, and shares of the Company’s common stock. Participants may adjust their allocation on these investments up to 20 times per calendar year and may direct employee contributions in 1% increments.

Self-Directed investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan. Self-Directed accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  As of December 31, 2013 and 2012, approximately $75,000 and $55,000 of forfeited employer matching contributions were available to offset future plan expenses including Employer contributions.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year increase in or amount of net assets available for benefits.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options such as a guaranteed interest account, mutual funds, Company Stock and other securities. The investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the value of investments will occur in the near-term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentrations:  Republic Bancorp, Inc. common stock represented 12% and 10% of the Plan’s net assets available for benefits at December 31, 2013 and 2012. A change in the value of the Company’s common stock can cause the value of the Plan’s net assets available for benefits to change significantly due to this concentration.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts:  The Plan holds a direct interest in a fully benefit-responsive contract. While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTE 3 — FAIR VALUE

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 — FAIR VALUE (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The Plan recognizes transfers into and out of fair value hierarchy levels, if applicable, at the beginning of the period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Guaranteed Interest Account: The fair value of the Plan’s investment contract has been determined to approximate contract value, as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment to contract value is required for credit quality considerations (level 3 inputs).

Common stock:  The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from nationally recognized exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 — FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis at December 31, 2013 and 2012 are summarized below:

	Fair Value Measurements at December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts:
Stocks:
Republic Bancorp, Inc. Common Stock Class (A and B)	$5,180,247	$—	$—	$5,180,247
Guaranteed interest account:	—	—	6,714,444	6,714,444
Mutual Funds:
Money Market	401,159	—	—	401,159
Equity	30,471,558	—	—	30,471,558
Fixed Income	8,371,518	—	—	8,371,518
Total Mutual Funds	39,244,235	—	—	39,244,235

Participant Self-Directed Brokerage Accounts:
Stocks:
Republic Bancorp, Inc. Common Stock Class (A and B)	1,721,486	—	—	1,721,486
Other financial Institutions	163,244	—	—	163,244
Energy Companies	363,365	—	—	363,365
Tobacco Companies	145,790	—	—	145,790
Pharmaceutical / Health Care Companies	176,430	—	—	176,430
Computer and Office Equipment, Services and Sales	260,276	—	—	260,276
Telephone Services	74,405	—	—	74,405
Real estate investment trusts	48,681	—	—	48,681
Other	991,770	—	—	991,770
Total Participant Self-Directed Stocks	3,945,447	—	—	3,945,447

Mutual Funds:
Money Market	1,246,811	—	—	1,246,811
Equity	203,588	—	—	203,588
Balanced	49,914	—	—	49,914
Fixed Income	27,266	—	—	27,266
Total Participant Self-Directed Mutual Funds	1,527,579	—	—	1,527,579

There were no transfers between Level 1 and Level 2 investments in 2013.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 — FAIR VALUE (Continued)

	Fair Value Measurements at December 31, 2012 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts:
Stocks:
Republic Bancorp, Inc. Common Stock Class (A and B)	$3,225,410	$—	$—	$3,225,410
Guaranteed interest account:	—	—	5,799,179	5,799,179
Mutual Funds:
Money Market	295,448	—	—	295,448
Equity	20,579,040	—	—	20,579,040
Fixed Income	7,452,830	—	—	7,452,830
Total Mutual Funds	28,327,318	—	—	28,327,318

Participant Self-Directed Brokerage Accounts:
Stocks:
Republic Bancorp, Inc. Common Stock Class (A and B)	1,059,492	—	—	1,059,492
Other financial Institutions	182,090	—	—	182,090
Energy Companies	369,448	—	—	369,448
Tobacco Companies	60,210	—	—	60,210
Pharmaceutical / Health Care Companies	119,396	—	—	119,396
Computer and Office Equipment, Services and Sales	102,975	—	—	102,975
Telephone Services	75,586	—	—	75,586
Real estate investment trusts	56,500	—	—	56,500
Other	764,516	—	—	764,516
Total Participant Self-Directed Stocks	2,790,213	—	—	2,790,213

Mutual Funds:
Money Market	1,387,243	—	—	1,387,243
Equity	697,591	—	—	697,591
Balanced	142,273	—	—	142,273
Fixed Income	29,371	—	—	29,371
Total Participant Self-Directed Mutual Funds	2,256,478	—	—	2,256,478

There were no transfers between Level 1 and Level 2 investments in 2012.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 — FAIR VALUE (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2013 and 2012, including the reporting classifications for the applicable gains and losses included in the 2013 and 2012 statement of changes in net assets available for benefits.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Guaranteed Interest	Guaranteed Interest
	Account	Account
	2013	2012

Balance, January 1	$5,799,179	$5,044,399

Interest Income	131,890	125,712
Purchases	2,179,404	2,721,121
Sales	(1,396,029)	(2,092,053)
Transfers in and/or out of Level 3	—	—
Balance, December 31	$6,714,444	$5,799,179

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 — INVESTMENTS

New York Life Retirement Plan Services is the Plan custodian and Trustee. The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

December 31,	2013	2012

Republic Bancorp, Inc. (Class A and Class B) (1)	$6,901,733	$4,284,902

Insurance Company General Account:

Guaranteed Interest Account (1)	6,714,444	5,799,179

Mutual Funds:

Vanguard Growth Index Signal	8,653,938	5,912,500
Vanguard Mid Cap Index Signal	6,266,985	4,255,787
Vanguard Total Bond Market Index Signal	3,760,401	3,544,382
Vanguard Value Index Signal	5,980,135	3,960,177
Vanguard GNMA Admiral	3,311,768	3,286,255
Vanguard Small Cap Index Signal	5,434,736	3,627,419
Vanguard Total Intl Stock Index Signal	3,620,568	2,635,455

(1)  Party-in-interest

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 — INVESTMENTS (Continued)

During the years ended December 31, 2013 and 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Change in Fair Value

December 31,	2013	2012

Republic Bancorp, Inc. Common Stock (Class A and Class B):
Unrealized Gain/(Loss)	$681,946	$(333,497)
Realized Gain	11,605	81,780
Mutual Funds:
Unrealized Gain	5,699,842	2,392,691
Realized Gain	427,352	158,028

Participant self-directed accounts:
Republic Bancorp, Inc. Common Stock (Class A and Class B):
Unrealized Gain/(Loss)	131,381	(81,732)
Realized Gain	30,815	70,871
Other Stocks:
Unrealized Gain	417,932	98,932
Realized Gain/(Loss)	(32,766)	29,290
Mutual Funds:
Unrealized Gain	51,138	85,119
Realized Gain	93,816	753
Net change in fair value	$7,513,061	$2,502,235

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others.

New York Life Retirement Plan Services is the custodian and Trustee as defined by the Plan and, therefore, transactions of the plan in investments of New York Life Insurance Company, which are managed by affiliates of the trustees, qualify as party-in-interest. Professional fees of approximately $162,000 and $174,000 were paid by the Plan to the respective custodians for the administration of the Plan for the years ended December 31, 2013 and 2012. Investment management fees and operating expenses charged to the Plan for investments are deducted from income earned on investments and are not separately reflected. Consequently, investment management fees and operating expenses paid to parties-in-interest are reflected as a reduction of investment return for such investments. The Plan also holds a guaranteed interest contract administered by New York Life Insurance Company.

The Plan held 278,601 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2013 and recorded dividend income of approximately $214,000 from its investments in the Employer common stock during the 2013 plan year. The Plan held 200,169 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2012 and recorded dividend income of approximately $314,000 from its investments in the Employer common stock during the 2012 plan year.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 — INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 7, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by various taxing authorities;

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 7 — INCOME TAX STATUS (Continued)

however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to and including 2009.

NOTE 8 — INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive investment contract with New York Life Insurance Company (New York Life; Issuer). New York Life maintains the contributions in its general account. New York Life’s general account is credited with contributions and earnings, including interest and dividends, on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan or New York Life can terminate the contract by providing written notice to the other party 30 days prior to the termination date. If the contract were to terminate by the Plan or New York Life, interest would not be less than the minimum interest rate established in the investment contract. There may be a market value adjustment upon the Plan’s election to terminate the contract with a lump sum distribution, which may result in a distribution that is less than or in excess of contract value.

The crediting interest rate of the contract is based on an agreed-upon formula with the Issuer, as defined in the contract agreement, but cannot be less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.

	2013	2012

Average yields:
Based on annualized earnings (1)	2.11%	2.32%
Based on interest rate credited to participants (2)	2.11%	2.32%

(1) Computed by dividing the average of the contract balance on the last day of the Plan year with prior year by the total income on the same date.

(2) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 9 — ROLLOVERS FROM COMPANY’S EMPLOYEE STOCK OWNERSHIP PLAN

The Employer terminated its Employee Stock Ownership Plan (“ESOP”) effective December 31, 2012 and fully liquidated the ESOP on August 31, 2013. Employees were given the option to rollover cash or Company stock to the Plan or take a distribution in cash or Company stock. The total amount rolled over from the ESOP during the 2013 Plan year was approximately $2,929,000.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.

Employer Identification Number:  61-0862051

Three-digit Plan Number: 001

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-0862051

Three Digit Plan Number:  001

(a)	(b)	(c)	(d)	(e)
Party	Identity of Issue,
in	Borrower, Lessor			Current
Interest	or Similar Party	Description of Investments	Cost**	Value

	Plan Investments

*	Republic Bancorp, Inc.	Class A and B Common Stock		$5,180,247

*	New York Life Ins. Co.	Company Guaranteed Interest Account		6,714,444

	Mutual Funds:

	Vanguard	REIT Index Signal		407,169
	Vanguard	Value Index Signal		5,980,135
	Vanguard	Growth Index Signal		8,653,938
	Vanguard	Mid Cap Index Signal		6,266,985
	Vanguard	Small Cap Index Signal		5,434,736
	Vanguard	Total Intl Stock Index Signal		3,620,568
	Vanguard	GNMA Admiral		3,311,768
	Vanguard	High-Yield Corporate Inv		368,508
	Vanguard	Total Bond Market Index Signal		3,760,401
	Vanguard	Short-Term Investment-Grade Fd. Inv. Shares		930,841
	Vanguard	Emerging Market Stock Signal		108,026
	Wells Fargo Avd	Govt Money Market Account		401,160

	Total Mutual Funds			39,244,235

	Participant Self-Directed Brokerage Accounts:

*	Republic Bancorp, Inc.	Class A and B Common Stock		1,721,486

*	Ameritrade	Self Directed Brokerage		3,751,540

	Total Participant Self-Directed Brokerage Accounts			5,473,026

	Total Investments			$56,611,952

*    - Denotes party-in-interest

** - Investments are participant directed, therefore historical cost is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP, INC. 401(K) RETIREMENT PLAN

(Name of Plan)

Date: June 30, 2014	/s/ Kevin Sipes

Kevin Sipes

Executive Vice President &

Chief Financial Officer

Republic Bancorp, Inc.

EXHIBIT INDEX

23.1            Consent of Independent Auditors